Standex
ESSENTIAL PRODUCTS FOR YOUR WORLD

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS THIRD-CONSECUTIVE QUARTER OF MARGIN GROWTH IN SECOND QUARTER FISCAL 2010

NET INCOME FROM CONTINUING OPERATIONS INCREASES 84% YEAR-OVER-YEAR

STRONG CASH FLOW GENERATION ENABLES COMPANY TO REDUCE NET DEBT BY $23.9 MILLION IN Q2 2010

SALEM, NH – January 28, 2010 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the second quarter of fiscal year 2010 ended December 31, 2009.

- Net sales for the second quarter of fiscal 2010 decreased 10.7% to $138.9 million from $155.5 million in the second quarter of fiscal 2009.

- Income from operations for the second quarter of fiscal 2010 increased 71.5% to $10.3 million from $6.0 million in the second quarter of last year. Operating income for the second quarter of fiscal 2010 includes a $1.5 million pre-tax restructuring charge, which was substantially offset by a $1.4 million pre-tax gain on the sale of property. Operating income for the second quarter of fiscal 2009 included a $1.1 million pre-tax restructuring charge. Excluding the charges from both periods, the Company's adjusted non-GAAP income from operations increased 46.2% to $10.3 million. A reconciliation of all non-GAAP financial metrics from reported GAAP amounts is included later in this release.

- Net income from continuing operations for the second quarter of fiscal 2010, including the restructuring charge ($1.0 million tax adjusted) was $6.4 million, or $0.51 per diluted share. This is an 84% increase from $3.5 million, or $0.28 per diluted share, in the second quarter of fiscal 2009. Second-quarter fiscal 2009 net income from continuing operations benefited from a lower tax rate of 20.8% compared with 32.1% in the second quarter of fiscal 2010. Excluding tax adjusted restructuring charges in both periods, asset sales gains in the current period, and discrete tax items in the prior year, the Company reported an 78% increase in adjusted non-GAAP net income from continuing operations to $6.4 million, or $0.52 per share.

- Net income for the second quarter of fiscal 2010 increased 177% to $6.0 million, or $0.47 per diluted share, from $2.1 million, or $0.17 per diluted share, in the second quarter of fiscal 2009. Net income for the second quarter of fiscal 2009 included a charge to discontinued operations of $1.3 million, which primarily consisted of a charge for leases associated with the divestiture of Berean Christian Bookstores offset by a change in the environmental remediation accrual for the Company's clean up site in Cleveland. For the second quarter of fiscal 2010, charges from discontinued operations were $0.4 million.

- EBITDA (earnings before interest, income taxes, plus depreciation and amortization) increased 37.7% to $13.9 million in the second quarter of fiscal 2010 from $10.1 million in the second quarter a year ago. Excluding the restructuring charges from both quarters and the gain in the second quarter of fiscal 2010, the Company reported a 24.9% increase in adjusted EBITDA.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $103.5 million at the end of the second quarter of fiscal 2010 compared with $126.3 million in December of the prior year. Working capital turns this quarter increased to 5.4 turns from 5.0 turns in the second fiscal quarter of 2009.

- Net debt (defined as short-term debt plus long-term debt less cash) decreased to $55.4 million at December 31, 2009 from $79.2 million at September 30, 2009. The Company's balance sheet leverage ratio of net debt to total capital improved to 22.0% at December 31, 2009 compared with 29.5% at September 30, 2009.

Management Comments

"The second quarter of fiscal 2010 represented the third consecutive quarter of significant margin improvement," said Roger Fix, president and chief executive officer. "Our financial performance clearly demonstrates that the cost reductions we began implementing in fiscal 2009 are having a real and tangible effect on our profitability. Net income from continuing operations improved by 84% to $6.4 million while earnings per diluted share from continuing operations were $0.51 compared with $0.28 in the second quarter of fiscal 2009. We have generated $1.72 per diluted share from continuing operations in non-GAAP earnings (excluding special items) in the past three quarters since our cost reductions began taking effect while during the same 3 quarters our sales volume was down nearly 17% year-over-year. We believe this level of earnings is indicative of what the Company can deliver at our current sales volume and would expect to see profitability improve as our sales volume increases as we begin to see recovery in our end user markets."[1]

"We also continue to make excellent progress in strengthening our balance sheet," said Fix. "During the past 12 months, we have been sharply focused on cash flow generation by carefully managing our working capital, reducing our capital expenditures and selling excess real estate that has been freed up as the result of our restructuring and consolidation activities. In the second quarter, our strong free operating cash flow coupled with cash proceeds from the sale of real estate and an insurance reimbursement for the Trinity environmental clean up, enabled us to reduce net debt by $23.9 million. During the past 12 months we have reduced net debt by approximately $59 million and at the same time, improved our net debt to capital ratio from 35.1% to 22.0%."

Segment Review

Food Service Equipment Group revenues decreased by 6.8% while operating income improved by 86.0% for the second quarter.

"As a result of a plant consolidation, headcount reductions, material cost savings and productivity improvements we implemented in fiscal 2009, our Food Service Equipment Group delivered significant year-over-year improvement in profitability, despite lower sales," said Fix. "Operating income increased by 86% and operating income margin improved by 600 basis points. In Q2, we substantially completed the relocation of the Dallas APW Wyott food service manufacturing operation into our Nogales, Mexico facility. The process was seamless and we maintained product quality and on-time delivery."

"While we continue to experience softness at our refrigerated solutions group, we have begun to see increased sales at our cooking solutions group as well as at our Procon pumps business. Standex is building its presence at dealer buying groups, and we see significant opportunities to further penetrate these strategic groups going forward. We also plan to grow by expanding our presence in national restaurant chains, convenience stores and introducing innovative products that will round out our product suite and enable us to penetrate new markets." [1]

The *Engraving Group's* sales were flat year-over-year in the second quarter while income from operations increased by 48.8%.

"After four consecutive quarters of year-over-year sales declines, sales came in flat in the second quarter, while operating income increased by 48.8% and operating income margin increased by 400 basis points," said Fix. "Soft sales at our North American operations were offset by strength at our international engraving operations and at the Innovent business. The substantial improvement in operating profit was driven by plant consolidations and significant headcount and cost reductions in North America as well as productivity improvements in Europe year over year."

"We are encouraged by the growth prospects of this group," said Fix. "Our reputation for technological innovation and our global manufacturing footprint has positioned us well for continued growth. In fact, these unique characteristics have allowed us to secure major automotive platform projects from Ford and Fiat/Chrysler, which we expect to record as revenue beginning in late fiscal 2010 and continuing into fiscal 2011.[1] At the same time, we are focused on enhancing our margins by continuing to streamline our cost structure, especially in Europe."

Engineering Technologies Group revenue for the second quarter decreased 1.7% year-over-year while operating income grew by 35.4%.

"Engineering Technologies Group recorded marginally weaker sales in the quarter mainly due to project timing," said Fix. "As we have stated previously, this business is inherently lumpy. Operating income improved substantially – up 35% year-over-year – while operating income margin improved by 540 basis points driven primarily through increased productivity at the Wisconsin Spincraft facility."

"The project hold on the NASA-Teledyne Brown program was removed in the second quarter, and we expect to ship all remaining domes for the program in our third fiscal quarter.[1] Another bright spot in this segment is the development of new projects, such as the tanks we are manufacturing for the government's unmanned aerial vehicle program. We continue to be encouraged by the long-term prospects for this business," added Fix.

The *Electronics and Hydraulics Group* reported a 25.4% year-over-year decline in revenues and a 10.4% decline in operating profit for the quarter. "Top-line results for the Electronics and Hydraulics businesses continue to be affected by end market weakness," said Fix.

Air Distribution Products Group ("ADP") sales for the quarter declined by 33.2% as a result of the continued severe downturn in the new residential construction market. The Group reported a small loss in the second quarter of fiscal 2010. "Year-over-year increases in metal prices and sales price deterioration affected our results in the quarter," said Fix. "At the same time, we continue to gain market share, which we expect will translate into real volume growth when the market finally rebounds." [1]

Looking Forward

"The successful execution of the performance improvement strategy that we initiated in fiscal 2009 has enabled us to return to bottom-line growth, generate strong cash flow and reduce our net debt," Fix said. "Our cash generation in the second quarter was supported by the sale of excess real estate and we have several additional excess properties that we are in the process of selling. We expect the after-tax cash proceeds from these sales to be approximately $16 million, of which $8 million has been realized to date.[1] Cash proceeds from these asset sales have been earmarked for future acquisitions."

"Our success at reducing debt, coupled with our significant cash flow from operations as well as the sale of real estate assets, enables us to be more aggressive in acquiring businesses to build out our three strategic groups, which include Food Service, Engraving and Engineering Technologies," said Fix. "We are seeking strategic, tuck-in acquisitions with purchase prices less than $20 million that will be accretive in the first year of operations."

"We remain cautiously optimistic about the sales environment going forward. We are continuing to see stabilization across our markets and the demand environment in some of those markets is improving. Note that many of our businesses – even within operating groups -- are at different points in the cycle. At the same time, we believe that our cost-reduction initiatives will enable us to continue to report improved bottom-line results,"[1] concluded Fix.

Conference Call Details
Standex will host a conference call for investors today, Thursday, January 28, at 10:30 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results, and business and operating highlights. Investors interested in listening to the webcast should log on to the "Conference Calls" tab in the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the web cast audio also can be accessed via its website. To

listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 51415540. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations, net working capital, net debt, and net debt to capital are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex
Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineering Technologies Group, Engraving Group and the Electronics and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the Company's website at www.standex.com.

[1] *Safe Harbor Language*

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the new residential construction market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2009, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Selected Segment Data

	Three Months Ended December 31,		Six Months Ended December 31,	
	2009	**2008**	**2009**	**2008**
<u>**Net Sales**</u>				
Food Service Equipment	$81,937	$87,947	$173,710	$189,703
Air Distribution Products	13,074	19,567	27,396	43,355
Engraving	19,879	19,887	39,066	41,455
Engineering Technologies	12,382	12,593	27,018	25,634
Electronics and Hydraulics	11,581	15,516	23,772	36,058
Total	$138,853	$155,510	$290,962	$336,205
<u>**Income from operations**</u>				
Food Service Equipment	$9,821	$5,279	$23,122	$14,949
Air Distribution Products	(354)	2,209	(259)	5,321
Engraving	2,422	1,628	4,783	4,058
Engineering Technologies	2,441	1,803	5,271	3,714
Electronics and Hydraulics	775	865	1,561	3,256
Corporate	(4,771)	(4,716)	(9,529)	(9,158)
Other	1,405	-	1,405	-
Restructuring costs	(1,470)	(1,081)	(3,027)	(5,402)
Total	$10,269	$5,987	$23,327	$16,738

(more)

Standex International Corporation
Condensed Consolidated Statement of Income (Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2009	**2008**	**2009**	**2008**
Net sales	$138,853	$155,510	$290,962	$336,205
Cost of sales	94,157	109,930	197,078	233,507
Gross profit	44,696	45,580	93,884	102,698
Selling, general and administrative expenses	34,362	38,512	68,935	80,558
Gain on sale of real estate	(1,405)	-	(1,405)	-
Restructuring costs	1,470	1,081	3,027	5,402
Income from operations	10,269	5,987	23,327	16,738
Interest expense	799	1,761	1,734	3,479
Other (income) expense, net	55	(152)	(189)	(923)
Total	854	1,609	1,545	2,556
Income from continuing operations before income taxes	9,415	4,378	21,782	14,182
Provision for income taxes	3,023	908	7,003	3,617
Net income from continuing operations	6,392	3,470	14,779	10,565
Income (loss) from discontinued operations, net of tax	(438)	(1,321)	957	(3,422)
Net income	$5,954	$2,149	$15,736	$7,143
Basic earnings per share:				
Income (loss) from continuing operations	$0.52	$0.28	$1.19	$0.86
Income (loss) from discontinued operations	(0.04)	(0.11)	0.08	(0.28)
Total	$0.48	$0.17	$1.27	$0.58
Diluted earnings per share:				
Income (loss) from continuing operations	$0.51	$0.28	$1.17	$0.85
Income (loss) from discontinued operations	(0.04)	(0.11)	0.08	(0.28)
Total	$0.47	$0.17	$1.25	$0.57

(more)

Standex International Corporation and Subsidiaries
Statements of Condensed Consolidated Cash Flows (Unaudited)

| | Six Months Ended December 31, | |
	2009	2008
Cash Flows from Operating Activities		
Net income	$15,736	$7,143
Income (loss) from discontinued operations	957	(3,422)
Income from continuing operations	14,779	10,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	7,386	8,095
Stock-based compensation	1,745	1,702
Non-cash expense of restructure charge	1,117	3,872
(Gain) loss on sale of investments, real estate and equipment	(1,405)	34
Net changes in operating assets and liabilities	1,382	(17,820)
Net cash provided by operating activities - continuing operations	25,004	6,448
Net cash provided by operating activities - discontinued operations	(211)	(2,467)
Net cash provided by operating activities	24,793	3,981
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(1,668)	(4,050)
Expenditures for acquisitions, net of cash acquired	-	(1,854)
Proceeds from life insurance policies	93	1,929
Proceeds from sale of investments, real estate and equipment	8,080	108
Net cash provided by (used in) investing activities from continuing operations	6,505	(3,867)
Net cash provided by investing activities from discontinued operations	-	-
Net cash provided by (used in) investing activities	6,505	(3,867)
Cash Flows from Financing Activities		
Borrowings on revolving credit facility	28,000	37,634
Payments of debt	(54,500)	(40,070)
Activity under share-based payment plans	199	629
Cash dividends paid	(1,243)	(5,174)
Purchase of treasury stock	(459)	(1,639)
Net cash used in financing activities from continuing operations	(28,003)	(8,620)
Net cash used in financing activities from discontinued operations	-	-
Net cash used in financing activities	(28,003)	(8,620)
Effect of exchange rate changes on cash	150	(2,636)
Net changes in cash and cash equivalents	3,445	(11,142)
Cash and cash equivalents at beginning of year	8,984	28,657
Cash and cash equivalents at end of period	$12,429	$17,515

(more)

Standex International Corporation
Condensed Consolidated Balance Sheets (Unaudited)

	December 31, 2009	June 30, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$12,429	$8,984
Accounts receivable, net	78,878	81,893
Inventories, net	76,149	75,634
Income tax receivables	-	2,186
Prepaid expenses and other current assets	6,595	2,730
Deferred tax asset	13,489	13,278
Total current assets	187,540	184,705
Property, plant, and equipment, net	97,177	108,612
Intangible assets, net	19,152	20,450
Goodwill	103,323	101,722
Other non-current assets	16,023	18,220
Total non-current assets	235,675	249,004
Total assets	$423,215	$433,709
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$51,503	$58,802
Accrued liabilities	37,130	36,902
Income taxes payable	1,234	-
Current liabilities – discontinued operations	3,052	3,543
Total current liabilities	92,919	99,247
Long-term debt - less current portion	67,800	94,300
Deferred income taxes	5,877	4,859
Pension obligations	43,362	43,281
Other non-current liabilities	16,745	15,736
Total non-current liabilities	133,784	158,176
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	29,452	28,690
Retained earnings	433,624	419,157
Accumulated other comprehensive loss	(48,663)	(52,591)
Treasury shares	(259,877)	(260,946)
Total stockholders' equity	196,512	176,286
Total liabilities and stockholders' equity	$423,215	$433,709

(more)

	Three Months Ended December 31,			Six Months Ended December 31,		
	2009	**2008**	**% Change**	**2009**	**2008**	**% Change**
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 10,269	$ 5,987	71.5%	$ 23,327	$ 16,738	39.4%
Adjustments:						
Restructuring charges	1,470	1,081		3,027	5,402	
Gain on sale of real estate	(1,405)	-		(1,405)	-	
Adjusted income from operations	$ 10,334	$ 7,068	46.2%	$ 24,949	$ 22,140	12.7%
Interest and other expenses	(854)	(1,609)		(1,545)	(2,556)	
Life insurance benefit	-	-		-	(1,084)	
Provision for income taxes	(3,023)	(908)		(7,003)	(3,617)	
Discrete tax items	-	(553)		-	(553)	
Tax impact of above adjustments	(22)	(373)		(560)	(1,864)	
Net income from continuing operations, as adjusted	$ 6,435	$ 3,625	77.5%	$ 15,841	$ 12,466	27.1%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$ 9,415	$ 4,378		$ 21,782	$ 14,182	
Add back:						
Interest expense	799	1,761		1,734	3,479	
Depreciation and amortization	3,667	3,942		7,386	8,095	
EBITDA	$ 13,881	$ 10,081	37.7%	$ 30,902	$ 25,756	20.0%
Adjustments:						
Restructuring charges	1,470	1,081		3,027	5,402	
Gain on sale of real estate	(1,405)	-		(1,405)	-	
Life insurance benefit	-	-		-	(1,084)	
Adjusted EBITDA	$ 13,946	$ 11,162	24.9%	$ 32,524	$ 30,074	8.1%
Free operating cash flow:						
Net cash provided by operating activities, as reported	$ 17,358	$ 6,932		$ 24,793	$ 3,981	
Less: Capital Expenditures	(929)	(2,178)		(1,668)	(4,050)	
Free operating cash flow	$ 16,429	$ 4,754		$ 23,125	$ (69)	
Net Income	5,954	2,149		15,736	7,143	
Conversion of free operating cash flow	275.9%	221.2%	24.7%	147.0%	-1.0%	NM

(more)

Standex International Corporation
Reconciliation of GAAP to non-GAAP Financial Measures

	Three Months Ended December 31,			Six Months Ended December 31,		
	2009	**2008**	**% Change**	**2009**	**2008**	**% Change**
Adjusted earnings per share net from continuing operations						
Diluted earnings per share from continuing operations, as reported	$0.51	$0.28	82.1%	$1.17	$0.85	37.6%
Adjustments:						
Restructuring charges	0.08	0.06		0.16	0.28	
Gain on sale of real estate	(0.07)	-		(0.07)	-	
Life insurance benefit	-	-		-	(0.09)	
Discrete tax items	-	(0.04)		-	(0.04)	
Diluted earnings per share from continuing operations, as adjusted	$0.52	$0.30	73.3%	$1.26	$1.00	26.0%

(end)